

honey cherry charcoal

Featuring Activated Charcoal with Raw Honey and Tart Cherry Juice from the Pacific Northwest!

Activated Charcoal works by actively binding, then eliminating toxins.

Hunni detox it, for a detoxifying health boost!

Raw honey is a healthy Superfood with detoxifying properties!



bottled by worker bees

hunniwater™ honey water

recovery
digestion
toxin flush

Nutrition Facts

Serving Size 8 fl oz (236 mL)
Servings Per Container 2

Amount Per Serving

Calories 40	Calories from Fat 0

% Daily Value*

Total Fat 0g	0%
Sodium 1mg	0%
Total Carbohydrate 12g	4%
Sugars 11g	
Protein 0g	

Not a significant source of calories from fat, saturated fat, trans fat, cholesterol, dietary fiber, vitamin A, vitamin C, calcium and iron.

*Percent Daily Values are based on a 2,000 calorie diet.

Ingredients: Filtered water, raw honey, tart cherry juice, Activated Charcoal, Natural Cherry flavor, citric acid



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